File No. 333-132438

File No. 814-00193

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

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REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

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Pre-effective Amendment No.

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Post-effective Amendment No. 1

AMERITRANS CAPITAL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	52-2102424
(State of incorporation)	(I.R.S. Employer Identification No.)

50 Jericho Quadrangle, Suite 109, Jericho, New York	11753
(Address of Registrant's principal executive office)	(Zip Code)

(212) 355-2449

(Telephone number, including area code, of registrant)

Robert C. Ammerman

Ameritrans Capital Corporation

50 Jericho Quadrangle, Suite 109, Jericho, New York  11753

(Name and address of agent for service)

WITH A COPY TO:

Andrew E. Taylor, Jr.

Choate, Hall & Stewart LLP

Two International Place

Boston, MA  02110

Tel: 617-248-5000

Fax: 617-248-4000

Approximate date of Proposed Public Offering:

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box   [  ]

It is proposed that this filing will become effective:

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When declared effective pursuant to section 8(c)

If appropriate, check the following box:

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This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement]

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This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration number of the earlier effective registration statement for the same offering is             .

Explanatory Note

Ameritrans Capital Corporation (the “Issuer”) hereby amends its Registration Statement on Form N-2 (Registration Nos. 333-132438 and 814-00193) (the “Registration Statement”) by filing this Post-Effective Amendment No. 1 to remove from registration the securities of the Issuer registered hereunder that have not been sold or otherwise transferred under the Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, and Commonwealth of Massachusetts, on this 22nd day of July, 2013.

AMERITRANS CAPITAL CORPORATION

By:	/s/ Robert C. Ammerman
Name (Printed):	Robert C. Ammerman
Title:	Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title(s)	Date

/s/ Robert C. Ammerman	Director, interim Chief Executive Officer,	July 22, 2013
Robert C. Ammerman	President Chief Financial Officer, Treasurer
and Secretary (Principal Executive Officer,
Principal Financial Officer, Principal Accounting
Officer)

/s/ Peter Kagunye	Director	July 22, 2013
Peter Kagunye

/s/ Arthur Little	Director	July 22, 2013
Arthur Little

/s/ Frank Strohm	Director	July 22, 2013
Frank Strohm